Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

On July 16, 2002, Anthem, Inc. provided the following transition update through its intranet to its associates about the proposed merger.

The Transition Update
No. 7, July 16, 2002

In This Issue:

  Transition team updates
  Questions and answers
  Give us your feedback

Transition Team updates

Finance Transition Team update
The Finance Transition Team continues to determine how the functions of the two companies will work together after the merger. That work has resulted in decisions to keep some functions at Trigon and to consolidate others into Anthem’s corporate organization.

The following decisions, approved by the Executive Steering Committee, will take effect as outlined below:

Accounts payable functions and responsibilities will be assumed by the Anthem centralized disbursements area, under the leadership of Bob Schneider, vice president of finance and controller. The accounts payable functions will transfer to Anthem effective Jan. 1, 2003.

The decision also has been made to move Trigon to Anthem’s PeopleSoft general ledger system effective Jan. 1, 2004.

Effective with the merger, the overall responsibility for Trigon’s Risk Management will be assumed by Anthem’s Risk Management under the leadership of Cindy Miller, vice president and chief actuary.

Human Resources Transition Team update
Trigon employees were recently informed that, pending the approval of the merger, those eligible may enroll in Anthem’s Employee Stock Purchase Plan (ESPP). Trigon employees have recently received a packet of information outlining Anthem’s ESPP.

Leveraging purchasing power
Following the proposed merger of Anthem and Trigon, the combined companies will form the fifth-largest health care benefits company in the nation. That size will carry significant purchasing strength.

According to Michael Kushner, vice president of fulfillment services for Trigon, the combined companies expect to realize significant savings in the areas of temporary service contracting, office supplies, paper, copier services, printing services and printed materials, furniture, records management and destruction, and travel expenditures.

“There's strength in numbers, especially when it comes to purchasing power,” Kushner said. “We look forward to leveraging that strength in the marketplace.”

Over time the combined company will also be able to leverage buying power through the renewal of some administrative and medical management licenses.

Questions & answers
 An important function of The Transition Update is to answer questions submitted from people at Trigon and Anthem. We anticipate getting a wide variety of questions, some that apply to Trigon only, some that are geared toward Anthem and others that apply to both. Therefore, the Questions & Answers section of The Transition Update will reflect those questions that are relevant to the given audience.

Q. In a previous Transition Update, I believe it was stated that associates should not talk about the merger. I would like to get clarification -- what does that mean?
A. Anthem’s registration statement on Form S-4, which included the joint proxy statement/prospectus, was filed with the Securities and Exchange Commission on June 7, 2002 and was first mailed to all Trigon and Anthem shareholders on or about June 12, 2002. Nevertheless, it still is important that everyone be extremely careful not to communicate any information relating to the merger.

Trigon and Anthem associates should, of course, go about their jobs as usual. It’s fine to answer questions from members and providers as they relate to doing the day-to-day business of the company. Internal communication relating to transition planning should be limited to communication within those teams only. Speculation about the merger or statements of value about the merger, whether written or oral, should be avoided.

If you have the opportunity to work with one of the transition teams, your work must remain confidential until formal communication is made. Many ideas will be discussed during transition planning. Some will be adopted, and others will not. Discussing potential initiatives before they are approved and announced, even in informal conversations, could have an unintended impact on your colleagues or the business.

Transition team initiatives will be announced after approval is given by the Executive Steering Committee. Of course, appropriate internal communication within transition planning teams is fine.

Any written communications still must be approved by corporate communications. If you have additional questions regarding appropriate communication during the transition process, Trigon associates should contact Beth Laws and Anthem associates should contact Monica Kendrick.

What would you like to know about the transition? Contact Monica Kendrick via Lotus Notes if you have questions.

Give us your feedback

The Transition Update is a regular online newsletter for all Trigon employees and Anthem associates designed to keep you informed during the transition.

If you have a story idea or question, contact Monica Kendrick via e-mail, phone (317) 488-6250.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This newsletter contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s acquisition of Trigon Heathcare, Inc. (“Trigon”), to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem’s various SEC filings, including but not limited to the registration statement on Form S-4, including the joint proxy statement/prospectus constituting a part thereof, filed by Anthem on June 7, 2002 and first mailed to Anthem shareholders on or about June 12, 2002, Anthem’s Annual Reports on

Form 10-K for the year ended December 31, 2001, and Anthem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This newsletter may be deemed to be solicitation material in respect of Anthem’s proposed merger with Trigon. On June 7, 2002, Anthem filed a registration statement on Form S-4, including a joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. The joint proxy statement/prospectus was first mailed to Anthem shareholders on or about June 12, 2002. INVESTORS AND SECURITY HOLDERS OF ANTHEM ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem may obtain the registration statement, including the joint proxy statement/prospectus constituting a part thereof, and any other documents filed by Anthem with the SEC for free at the SEC’s web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, other members of its management and certain of its employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem’s participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof. Additional information regarding the interests of Anthem’s directors and executive officers in the proposed merger are set forth in the registration statement, including the joint proxy statement/prospectus constituting a part thereof that was first mailed to Anthem shareholders on or about June 12, 2002.